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Date:     Oct. 11, 2001


Contact:  Jeff Pounds                      Patricia Kraft
          Williams Communications (media)  Williams Communications (investors)
          (918) 547-8920                   (918) 547-0649
          jeff.pounds@wcg.com              patricia.kraft@wcg.com


         Williams Communications Signs Agreement to Purchase Assets
                        of iBEAM Broadcasting Corp.

             Agreement Will Maintain iBEAM Operations and Further Enhance Service to Customers

         TULSA, Okla. - Williams Communications (NYSE:WCG), a leading broadband provider to bandwidth-centric customers, today entered into an agreement to purchase substantially all assets of webcasting and streaming media pioneer iBEAM Broadcasting Corp. for $25 million in cash, including substantially all of iBEAM's customer contracts and facility and equipment assets. The transaction includes a loan from Williams Communications to ensure uninterrupted operations of iBEAM until consummation of the assets sale, at which time the loan will be repaid from the proceeds of the asset sale. Concurrently, iBEAM announced today that it has voluntarily filed a petition with the U.S. Bankruptcy Court in Delaware for relief under Chapter 11 of the U.S. Bankruptcy Code. Williams Communications' Section 363 purchase bid and its loan of operating funds to iBEAM are both subject to approval of the bankruptcy court.

       "Our agreement, if approved by the Court, will benefit customers of both iBEAM and Williams Communications. iBEAM's impressive list of blue-chip streaming customers and expertise is a perfect strategic fit for the assets that we already have in place, including our network and broadband media platform," said Howard Janzen, chairman and chief executive officer of Williams Communications. "We are confident that our proposal offers the best options for iBEAM's customers, employees, and creditors, and that it is a realistic plan which provides significant long-term value to Williams Communications shareholders through added capabilities and increased network utilization."

       If the Court approves Williams Communications' bid, the company plans to integrate iBEAM's streaming and webcasting business into its Vyvx Broadband Media unit, which provides integrated transmission and broadband media services, including fiber-optic and satellite transmission, digital media management, content gathering and distribution, as well as managed web hosting and streaming.

        "iBEAM deserves credit, in an extremely challenging marketplace, for successfully capturing a significant share of the emerging streaming market," Janzen said. "We are excited to gain the expertise that has delivered more than 1 billion audio and video streams in the last 18 months alone. We have only begun to see the potential of video and audio streaming, and expect demand to increase dramatically as last-mile network bottlenecks are eliminated and as corporations look for more efficient ways to conduct business."

       Williams Communications and iBEAM previously announced a strategic partnership on June 25, 2001, where Williams Communications invested $20 million in cash and $10 million in services in iBEAM in exchange for convertible preferred stock representing approximately a 49 percent ownership of the company.

About Williams Communications Group, Inc. (NYSE:WCG)
Based in Tulsa, Okla., Williams Communications Group, Inc., is a leading broadband network services provider focused on the needs of bandwidth-centric customers. Williams Communications operates the largest, most efficient, next-generation network in North America. Connecting 125 U.S. cities and reaching five continents, Williams Communications provides customers with unparalleled local-to-global connectivity. By leveraging its infrastructure, best-in-breed technology, connectivity and network and broadband media expertise, Williams Communications supports the bandwidth demands of leading communications companies around the globe. For more information, visit www.williamscommunications.com.

                                    ###

All trademarks are the property of their owner. Portions of this document may constitute "forward-looking statements" as defined by federal law. Although the company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Any such statements are made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. The risks and uncertainties that could cause actual results to differ from these forward-looking statements include the uncertainties of the bankruptcy proceedings, including the competitive bidding process and general economic and other conditions that may impact the demand for video and audio streaming. Additional information about issues that could lead to material changes in performance is contained in the company's filings with the Securities and Exchange Commission.